

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

**Via U.S. Mail**

Ronald L. Schad
Chief Executive Officer
Essex Rental Corp.
1110 Lake Cook Road
Suite 220
Buffalo Grove, Illinois 60089

> **Re:** **Essex Rental Corp.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2010**
> **File No. 333-171387**

Dear Mr. Schad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are proposing to register the resale of up to 10,695,363 shares of your common stock on behalf of the selling stockholders named in your registration statement. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stockholders, we believe this transaction might be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, you may wish to address the following factors: how long the selling stockholders have held the shares, the

circumstances under which they received them, their relationship to the company, the amount of shares involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it appears that they are acting as a conduit for the company. See Question 612.09 of the Compliance & Disclosure Interpretations for Securities Act Rules, which are available on our website.

Selling Stockholders, page 12

2. Please include a complete description of the transactions in which Kirtland Capital Partners acquired its shares. In particular, please identify the affiliates of Kirtland Capital Partners, the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any. In addition, we are unable to locate the Current Report on Form 8-K filed on December 1, 2008, as referenced in your disclosure. Please advise.

3. Please identify the dates of the transactions in which Laurence Levy and Edward Levy acquired their shares and warrants, and the purchase price, if any, of such shares.

4. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by the following selling stockholders:

   - Equitable Holdings Corp.;

   - KC Gamma Opportunity Fund, LP;

   - Kirtland Capital Partners Ltd.; and

   - T. Rowe Price Small-Cap Value Fund

   See Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K.

5. With regard to Equitable Holdings Corp., KC Gamma Opportunity Fund, LP, Kirtland Capital Partners Ltd., and T. Rowe Price Small-Cap Value Fund, please tell us whether any of these stockholders are broker-dealers or affiliates of a broker-dealer.

   - For each of the aforementioned stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter.

   - For each of the aforementioned stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the shares to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares. However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Signatures, page 23

6.  Please include the signature of your controller or principal accounting officer.  See Instruction 1 to Signatures on Form S-3.

Exhibits

7.  We note that the exchange rights for the membership interests in Essex Holdings LLC were created pursuant to the Amended and Restated Limited Liability Company Agreement of Essex Holdings LLC, dated October 31, 2008, among Essex Rental Corp. Ronald Schad, Martin Kroll, William Erwin and William O'Rourke.  Please include this agreement as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or Dietrich King, Staff Attorney, at (202) 551-3338, or in their absence, myself at (202) 551-3765 with any questions.


                                        Sincerely,


                                        Pamela A. Long
                                        Assistant Director


cc:     Todd Emmerman, Esq. (*via facsimile at* (212) 940-8776)
        Katten Muchin Rosenman LLP